Contact

www.linkedin.com/in/emanuel-storch-45828a5b (LinkedIn)

Languages

German (Limited Working)
English (Full Professional)
Hebrew (Professional Working)

Honors-Awards

Summa Cum Laude

Emanuel Storch

CEO at Blackbird Foods
New York, New York, United States

Experience

Blackbird Foods
CEO
January 2020 - Present (3 years 4 months)
New York, New York

Simply Gum
Operations
March 2016 - December 2019 (3 years 10 months)
New York, NY

Taïm Falafel
Business Operations Intern
June 2015 - December 2015 (7 months)
New York City

Education

Union College
Bachelor of Arts, Economics, German, Summa Cum Laude · (2012 - 2016)

Bar-Ilan University
 · (2011 - 2012)